 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* BORGELT, BURTON C. (Last) (First) (Middle) EAGLE RANCH 2497 N. HOOVER ROAD (Street) NASHVILLE, IN 47448 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol DENTSPLY INTERNATIONAL INC. (XRAY)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 02, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	04/02/2003		S |	8100.00 | D | $35.03	87986.50	I	By Borgelt Family Trust
Common Stock					35949.00	I	By Borgelt Grandchildren's Trust
Common Stock					169921.50	I	By IRA
Common Stock					513294.00	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

BORGELT, BURTON C. - April 02, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock (2000 Deferred Compensation) (1)	See Footnote (2)					See Footnote (1) |	Common Stock - 1,296.91		1,296.91	D
Phantom Stock (2001 Deferred Compensation)	See Footnote (3)					See Footnote (1) |	Common Stock - 1,165.50		1,165.50	D
Phantom Stock (2002 Deferred Compensation)	See Footnote (4)					See Footnote (1) |	Common Stock - 1,274.80		1,274.80	D
Phantom Stock (2003 Deferred Compensation)	$0.00					(1) |	Common Stock - 269.60		269.60	D
Stock Option	$14.83					01/13/1994 | 01/13/2004	Common Stock - 45,000.00		45,000.00	D
Stock Option	$11.58					03/13/1996 | 03/13/2005	Common Stock - 25,000.00		25,000.00	D
Stock Option	$11.58					03/13/1997 | 03/13/2005	Common Stock - 25,000.00		25,000.00	D
Stock Option	$11.58					03/13/1998 | 03/13/2005	Common Stock - 25,000.00		25,000.00	D
Stock Option	$12.58					12/14/1996 | 12/14/2005	Common Stock - 15,000.00		15,000.00	D
Stock Option	$12.58					12/14/1997 | 12/14/2005	Common Stock - 15,000.00		15,000.00	D
Stock Option	$12.58					12/14/1998 | 12/14/2005	Common Stock - 15,000.00		15,000.00	D
Stock Option	$15.67					01/03/2001 | 01/03/2010	Common Stock - 3,000.00		3,000.00	D
Stock Option	$15.67					01/03/2002 | 01/03/2010	Common Stock - 3,000.00		3,000.00	D
Stock Option	$15.67					01/03/2003 | 01/03/2010	Common Stock - 3,000.00		3,000.00	D
Stock Option	$37.30					01/03/2004 | 01/03/2013	Common Stock - 3,000.00		3,000.00	D
Stock Option	$37.30					01/03/2005 | 01/03/2013	Common Stock - 3,000.00		3,000.00	D
Stock Option	$37.30					01/03/2006 | 01/03/2013	Common Stock - 3,000.00		3,000.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Brian M. Addison, Esquire for __________________ ** Signature of Reporting Person Date Power of Attorney Page 2

BORGELT, BURTON C. - April 02, 2003
Form 4 (continued)
FOOTNOTE Descriptions for DENTSPLY INTERNATIONAL INC. (XRAY)

Form 4 - April 2003

BURTON C. BORGELT
EAGLE RANCH
2497 N. HOOVER ROAD
NASHVILLE, IN 47448
Explanation of responses:

(1)   Value paid in stock upon retirement
(2)   These shares were allocated during 2000 at prices ranging from $26.13 to $39.13 per share.
(3)   These shares were allocated during 2001 at prices ranging from $34.87 to $50.20 per share.
(4)   These shares were allocated during 2002 at prices ranging from $32.90 to $40.17 per share.

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